CONTEXT CAPITAL FUNDS
Three Canal Plaza, Suite 600
Portland, ME 04101

December 19, 2014

VIA EDGAR

Deborah O'Neal-Johnson
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629
Phone: 202-551-6769

RE:	Context Capital Funds Context Macro Opportunities Fund (the "Fund") (File Nos. 333-191710; 811-22897)

Dear Ms. O'Neal-Johnson:

On August 26, 2014 Context Capital Funds ("Registrant") filed Post-Effective Amendment No. 2 ("PEA 2") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosures in the Fund's prospectus, statement of additional information, and Part C (accession number 0001435109-14-000608) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Tuesday, October 7, 2014 regarding PEA 2 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below will be incorporated in a post-effective amendment, which is expected to be filed concurrently with this letter on December 22, 2014, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS

FEES AND EXPENSES TABLE

Comment 1: In the "Fees and Expenses Table" on page 3, consider removing the shareholder fees that have the expense amount listed as "none," as they are inapplicable.

Response: Registrant respectfully declines the Staff's comment, preferring to leave all of the rows in the Shareholder Fees table in the disclosure to remain consistent with the prospectus disclosures of the Registrant's other series.

Comment 2: Please file the Registration Statement with the Fees and Expenses Table completed at least 1 week prior to effectiveness for SEC review.

Response: Registrant has completed the Fees and Expenses Table for SEC review.

U.S. Securities and Exchange Commission
December 19, 2014

Comment 3: Confirm that interest and dividends associated with short sales will be included in the fee table.

Response: Registrant confirms that interest and dividends associated with short sales are not currently reflected in the fee table because it is not possible to estimate those amounts at this time; however, Registrant also confirms that any such interest and dividends will be included in the fee table in updated versions of the Fund's prospectus after the Fund commences operations.

Comment 4: If acquired fund fees and expenses ("AFFE") are 1 basis point or more, AFFE should be shown as a separate line item in the Annual Fund Operating Expenses table on page 3. Please confirm that AFFE will be less than 1 basis point, or alternatively, please include a row in the Annual Fund Operating Expenses table for AFFE.

Response: Registrant confirms that AFFE is estimated to be less than 1 basis point.

Comment 5: Instruction (e) to Item 3 of Form N1-A permits disclosure of any expense reimbursement or fee waiver arrangements "...that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund's Registration Statement." Please confirm supplementally that the fee waiver referenced in footnote 2 to the Annual Fund Operating Expenses table will reduce Fund operating expenses for no less than one year from the effective date of the Fund's Registration Statement. Please update the disclosure with the applicable date.

Response: Registrant confirms that the fee waiver referenced in footnote 2 to the Annual Fund Operating Expenses table will reduce Fund operating expenses for no less than one year from the effective date of the Fund's Registration Statement.

EXPENSE EXAMPLE

Comment 6: Please confirm supplementally that any expense reimbursement or fee waiver arrangements will only be included in the "Example" on page 4 for the time period for which the expense reimbursement or fee waiver is in effect.

Response: Registrant confirms that the expense example on page 4 only includes expense reimbursement or fee waiver arrangements for the time period for which such expense reimbursement or fee waiver arrangements are in effect.

Comment 7: Please revise the "Example" on page 4 to incorporate an example of expenses if a shareholder did not redeem his or her shares. Please reference Item 3 of Form N1-A.

Response: Registrant has revised the disclosure to clarify that the expense example on page 4 applies whether you hold or redeem your shares.

PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL INVESTMENT RISKS

Comment 8: Consider condensing the "Principal Investment Strategies" section beginning on page 4.

Response: Registrant has condensed the disclosure.

Comment 9: On page 5 in the section entitled "Principal Investment Strategies," "opportunistic investing" is listed as an investment strategy. Please add "opportunistic investing" to the first paragraph of the Principal Investment Strategies for consistency with the other investment strategies listed on page 5.

U.S. Securities and Exchange Commission
December 19, 2014

Response: Registrant has removed this sentence from the Principal Investment Strategies section and the comment is therefore no longer applicable. Registrant has made the above referenced change in the Additional Information Regarding Principal Investment Strategies section on page 13 as this sentence now appears in that section.

Comment 10: On page 5 in the section entitled "Principal Investment Strategies," you state "Because the Subadviser invests opportunistically based on its assessment of market conditions, the Fund may at times be more concentrated in particular instruments, asset classes and/or geographic regions." Consider revising the disclosure to remove references to "concentrate" as the usage of the word "concentrate" in this instance does not refer to a concentration policy.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 11: Confirm supplementally that if the Fund is going to sell credit default swaps, it will cover the full notional value of the swap. Please reference Investment Company Act Release No. 10666 (Apr. 18, 1979) (Commission release) ("Release No. 10666").

Response: Registrant acknowledges the Staff's position and will comply with the Staff's position, but may have further discussions with the Staff in the future.

Comment 12: Confirm supplementally that the Adviser and Subadviser are aware of and will comply with coverage and segregation requirements for total return swaps. Please reference Release No. 10666.

Response: Registrant confirms that the Adviser and Subadviser are aware of and will comply with coverage and segregation requirements for total return swaps.

Comment 13: On page 5 in the section entitled "Principal Investment Strategies," you state "The Fund may incur leverage either by engaging in conventional borrowing or by using instruments, such as derivative instruments, short-sale transactions and reverse repurchase agreements, which may cause the Fund to incur economic and/or financial leverage." Confirm supplementally that any extra interest from borrowing is included in the fee table.

Response: Registrant confirms that any extra interest from borrowing is not currently reflected in the fee table because it is not possible to estimate this amount at this time; however, Registrant also confirms that any such interest will be included in the fee table in updated versions of the Fund's prospectus after the Fund commences operations.

Comment 14: Confirm that the Adviser and Subadviser are aware of the asset coverage requirements for reverse repurchase agreements. Please reference Release No. 10666.

Response: Registrant confirms that the Adviser and Subadviser are aware of and will comply with the asset coverage requirements for reverse repurchase agreements.

Comment 15: Please combine and harmonize the fourth full paragraph on page 6 that begins with "A significant portion of the Fund's..." with the third full paragraph on page 5 that begins with "The derivative instruments that the Fund...".

Response: Registrant has revised the disclosure consistent with the Staff's comment.

U.S. Securities and Exchange Commission
December 19, 2014

Comment 16: Please move the fifth full paragraph on page 6 to the section entitled "Additional Information Regarding Principal Investment Strategies" beginning on page 14.

Response: Registrant has removed the above referenced paragraph from the "Principal Investment Strategies" section consistent with the Staff's comment.

Comment 17: Active trading is listed as a principal investment risk in the section entitled "Principal Investment Risks." Please confirm that active trading is a principal investment strategy of the Fund, and if it is, please add active trading to the "Principal Investment Strategies" section.

Response: Registrant confirms that active trading is a principal investment strategy of the Fund. Registrant has revised the disclosure consistent with the Staff's comment.

Comment 18: Please add reverse repurchase agreements and a discussion of leverage to "Leveraging Risk," on page 9.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

SUBADVISER RELATED PERFORMANCE

Comment 19: Please file the Registration Statement with the information on page 32 in the section entitled "Subadviser Related Performance" complete at least one week prior to effectiveness.

Response: Registrant has completed the information in the section entitled "Subadviser Related Performance" for SEC review.

Comment 20: In the section entitled "Subadviser Related Performance," please confirm supplementally that all accounts managed by the subadviser in this strategy are included in the composite. Alternatively, confirm that the exclusion of any accounts does not make the composite performance misleading.

Response: Registrant states that, consistent with the Staff's position in Nicholas-Applegate Mutual Funds (File No. 811-7428) (Aug 6, 1996) ("Nicholas-Applegate"), the disclosure has been revised to reflect that the performance data of one similarly managed account. Registrant confirms that the exclusion of any other similarly managed account does not cause the related performance to be misleading.

Comment 21: Nicholas-Applegate requires that registrant disclose that the account objectives, policies and strategies are substantially similar to the strategies of the fund. Please revise the disclosure to make it clear that account policies are substantially similar to the strategies of the Fund.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 22: Nicholas-Applegate requires that that the Fund and the composite are "substantially similar" even though there may be differences. Revise the second paragraph of this section to clarify that the fund and the composite are substantially similar.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 23: In the third full paragraph on page 32, please revise the disclosure to make it clear that "the standardized SEC methodology was not used to calculate the prior performance, and the method used differs from the standardized SEC method." Please reference Nicholas-Applegate.

U.S. Securities and Exchange Commission
December 19, 2014

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 24: Please confirm supplementally that "all expenses" is all actual fees and expenses (net of all actual fees and expenses that comprise the composite).

Response: Registrant states that all expenses reflects the highest fees and expenses applicable to this separate account.

STATEMENT OF ADDITIONAL INFORMATION

Comment 25: On page 35, in the sub-section entitled "Board of Trustees" in the section entitled" Board of Trustees, Management and Service Providers," please disclose whether or not there is a lead independent Trustee.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

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If you have any questions regarding the enclosed information, please contact me directly at (207) 347-2049.

Respectfully submitted,

/s/ Vicki Horwitz
Vicki Horwitz

cc: Jeremy Senderowicz, Esq.
     Dechert LLP